Exhibit 99.1

No. 09/09

IAMGOLD Corporation Announces Cdn$275 Million Equity Financing

Toronto, Ontario, March 9, 2009 ─ IAMGOLD Corporation announced today that it has filed a preliminary short form prospectus in Canada and a registration statement in the United States in connection with an overnight-marketed public offering of common shares to raise approximately Cdn$275,000,000 (the “Offering”). The Offering will be conducted through a syndicate of underwriters led by Canaccord Capital Corporation and TD Securities Inc. (collectively, the “Underwriters”).  In addition, the Company has agreed to grant the Underwriters an over-allotment option to purchase that number of additional common shares of IAMGOLD equal to 15% of the common shares sold pursuant to the Offering, exercisable at any time, in whole or in part, up to 30 days from the closing of the Offering (the “Over-Allotment Option”).  If the Over-Allotment Option is exercised in full, the total gross proceeds to IAMGOLD will be approximately Cdn$316,250,000.

The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing. The net proceeds from the Offering are expected to be used to fund the construction and development of the Essakane Project (replacing all or substantially all of the previously proposed Essakane project debt facility and related gold hedging requirements) and the balance to fund capital expenditures at IAMGOLD’s other properties and for general corporate purposes including future acquisition opportunities.

The common shares of IAMGOLD are being offered by way of a short form prospectus in all of the provinces and territories of Canada, except Quebec, will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

A registration statement under the multi-jurisdictional disclosure system adopted by the United States and Canada has been filed with the United States Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

The Offering is scheduled to close on or about March 26, 2009 and is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange. A copy of the preliminary prospectus may be obtained from Amy Patel at Canaccord Capital Corporation, 161 Bay Street, Suite 3000, Toronto, Ontario, M5J 2S1, 1-800-663-1899 or Paula Kourian at TD Securities Inc., 31 West 52nd Street, 20th Floor, New York, NY 10019-6101, 1-212-827-7316. A copy may also be obtained by visiting SEDAR at http://www.sedar.com/ or the SEC's website at http://www.sec.gov/.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces annually from 8 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and Quebec where it has a pipeline of development and exploration projects, while it continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange (“IAMGOLD”).

Forward Looking Statement
This press release contains forward-looking statements regarding IAMGOLD and the offering referred to herein, including the expected closing date and anticipated use of proceeds. These statements are based upon the assumptions that the offering will be successfully completed on the terms described above, and that the proceeds of the offering can successfully be used as described above. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks relating to market conditions, global political uncertainties, investor demand and the timing of the offering, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4712 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.